EX1SA-6 MAT CTRCT 4 vb-253g2ex6z6.htm EXHIBIT 6.6

MASTER CONTROL AND CONTRIBUTION AGREEMENT

This **MASTER CONTROL AND CONTRIBUTION AGREEMENT** (this "Agreement") is made and entered into as of [_____] (the "Effective Date"), by and among [_____], a [_____] [_____] ("Owner"), VictoryBase Holdings, LLC, a Texas limited liability company ("VBH"), and [_____], a [_____] [_____] ("Contributor(s)").

Background:

A. Owner owns the residences described in **Exhibit A** attached to this Agreement (the "Residences"), together with all improvements, fixtures, and appliances in the Residences (collectively, the "Property").

B. Contributor(s) is or will become a member of Owner.

C. VBH desires to acquire stabilized and cash flowing properties to reduce development and occupancy risks.

D. In exchange for VBH's payment of certain Control Fees (as defined below) to Owner, (i) Owner has agreed to grant VBH the right to elect to control and occupy the Property during the Term of this Agreement at VBH's sole option, and (ii) Contributor(s) has granted VBH the option to require Contributor(s) to contribute its membership interests of Owner to VBH, in each case under the terms and conditions set forth in this Agreement.

NOW, THEREFORE, the parties agree as follows:

1. **Control Option; Control Party.** During the term of this Agreement, Owner hereby grants to VBH the right to elect to control and occupy the Property and to permit third parties to control and occupy the Property, in each case under the terms and conditions set forth in this Agreement, at VBH's sole option (the "Control Option"). VBH may exercise the Control Option by giving Owner written notice of its intent to exercise the Control Option. As used in this Agreement, the term "Control Party" shall mean: (i) prior to VBH exercising the Control Option, Owner, and (ii) after VBH exercises the Control Option, VBH.

2. **Contribution Option.** At any time during the term of this Agreement, VBH shall have the option (the "Contribution Option") to require Contributor(s) to contribute to VBH 100% of Contributor(s)'s membership interests of Owner (the "Contributor(s) Ownership") by giving written notice to Contributor(s) that VBH desires to exercise the Contribution Option. Within thirty (30) days of VBH receiving notice that VBH has exercised the Contribution Option, Contributor(s) shall convey the Contributor(s) Ownership to VBH (as applicable, the "Contribution"). In exchange for the Contribution, VBH will issue to Contributor(s) Class A Units (as defined in the Limited Liability Company Agreement of VBH, dated December 9, 2020 (the "LLC Agreement")) of VBH, in an amount determined as set forth below in this Section 2. Notwithstanding the foregoing, if mutually acceptable to VBH and Contributor(s), VBH may return capital invested by Contributor(s) in lieu of issuing all or any portion of the Class A Units of VBH. The number of Class A Units issuable to Contributor(s) under this Section 2 will be determined in accordance with the following equation:

$$X = A * (B - C - D) / E$$

Where:

X   =   number of new Class A Units issuable to Contributor(s) upon the Contribution;

A   =   total number of Class A Units and Class B Units (as such terms are defined in the LLC Agreement) of VBH issued and outstanding immediately prior to the Contribution;

B   =   fair market value of the Contributor(s) Ownership immediately prior to the Contribution;

C   =   the amount of any return of capital (cash) returned to Contributor(s) by VBH in connection with the Contribution;

D   =   any indebtedness of Owner or Contributor(s) or other liability, in each case solely to the extent (i) assumed by VBH in connection with the Contribution, and (ii) not already considered in determining the fair market value of the Contributor(s) Ownership under Item "B" above; and

E   =   fair market value of 100% of the membership interests VBH immediately prior to the Contribution.

If the foregoing equation results in X being a number less than or equal to zero, then no additional Class A Units will be issued to Contributor(s) upon the Contribution.

For avoidance of doubt, nothing in this Agreement shall limit Contributor(s)'s right to incur indebtedness, including indebtedness secured by the Property, refinance such indebtedness, or distribute the proceeds of such refinancing transactions prior to contributing its interests in Contributor(s) to VBH in connection with a Contribution.

3.   **Representations and Warranties of Contributor(s).** By executing this Agreement, Contributor(s) represents and warrants to VBH as follows:

(a)   Requisite Power and Authority. Contributor(s) has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and any other agreements required hereunder and to carry out their provisions. All action on Contributor(s)'s part required for the lawful execution and delivery of this Agreement and other agreements required hereunder have been or will be effectively taken prior to the date hereof. Upon Contributor(s)'s execution and delivery, this Agreement and other agreements required hereunder will be valid and binding obligations of Contributor(s), enforceable in accordance with their terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, and (ii) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   Investment Representations. Contributor(s) understands that the Class A Units issuable upon the Contribution have not been registered under the Securities Act of 1933, as amended (the "Securities Act"). Contributor(s) also understands that the Class A Units are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon Contributor(s)'s representations contained in this Agreement.

(c)   No Market and Continued Economic Risk. Contributor(s) acknowledges and agrees that there is currently no public market for the Class A Units and that there is no guarantee that a liquid market for resale of the Class A Units will ever exist. Contributor(s) must bear the economic risk of this investment indefinitely, and VBH has no obligation to take any steps with respect to facilitating active trading of the Class A Units. Contributor(s) acknowledges that Contributor(s) is able to bear the economic risk of losing Contributor(s)'s entire investment in the Class A Units. Contributor(s) also understands that an investment in VBH involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the acquisition of the Class A Units.

(d)   Accredited Investor Status or Investment Limits. Contributor(s) represents that Contributor(s) is an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act. Contributor(s) represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(e)   Unitholder information. Within five (5) days after receipt of a request from VBH, Contributor(s) hereby agrees to provide such information with respect to its status as a member (or potential member) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which VBH is or may become subject. **Contributor(s) further agrees that in the event it transfers any Class A Units, it will require the transferee of such Class A Units to agree to provide such information to VBH as a condition of such transfer.**

(f)   Company Information. Contributor(s) understands that VBH is subject to all the risks that apply to early-stage companies. Contributor(s) has had such opportunity as it deems necessary (which opportunity may have presented through online chat or commentary functions) to discuss VBH's business, management and financial affairs with officers and management of VBH and has had the opportunity to review VBH's operations and facilities. Contributor(s) has also had the opportunity to ask questions of and receive answers from VBH and its management regarding the terms and conditions of this investment. Contributor(s) acknowledges that except as set forth herein, no representations or warranties have been made to Contributor(s), or to Contributor(s)'s advisors or representative, by VBH or others with respect to the business or prospects of VBH or its financial condition.

(g)   Domicile. Contributor(s) maintains Contributor(s)'s domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(h)   No Brokerage Fees. There are no claims for brokerage commission, finders' fees or similar compensation incurred by Contributor(s) in connection with the transactions contemplated by this Agreement or related documents based on any arrangement or agreement entered into or binding upon Contributor(s).

4.   **Term.** This Agreement will commence with respect to each Property on the commencement date set forth next to such Property on **Exhibit A** attached hereto (as applicable, the "Commencement Date") and end on the earlier of (i) the one-year anniversary of the Effective Date, or (ii) the date of the Contribution (such earlier date, the "Termination Date"). This Agreement will automatically renew on a month-to-month basis on the same terms and conditions (except as provided in Section 7) unless either party provides written notice of termination to the other party at least thirty (30) days before the Termination Date or unless another Agreement is signed between the parties.

5.   **Notice of Termination.** If VBH exercises the Control Option, then VBH will provide Owner written notice of VBH's intent to vacate and terminate this Agreement at least thirty (30) days before the Termination Date or the end of any renewal period of this Agreement, or else this Agreement will automatically renew on a month-to-month basis. If this Agreement is automatically renewed on a month-to-month basis, either party may terminate the renewal of this Agreement by providing written notice to the other party stating that the renewal of this Agreement will terminate on the date designated in the notice, but no sooner than thirty (30) days after the notice is given. Upon any such termination while the Property is subject to one or more Base Agreements between VBH and a resident of one or more Residences, the parties will cause the applicable Base Agreements to be assigned to Owner.

6.   **Control Fee.** VBH will pay to Owner, with respect to each Property, a monthly control fee (the "Control Fee") without demand, deduction, or offset (except as specifically provided to the contrary in this Agreement) in an amount equal to the monthly Control Fee set forth next to such Property on **Exhibit A** attached hereto. The Control Fee is due and payable on or before the last day of each month during the term of this Agreement. If the Commencement Date is not the first day of a month, the Control Fee payment for the first month will be prorated based on a thirty-day (30) period. Owner may later designate, in writing, another person or place to which VBH must remit amounts due under this Agreement. Acceptable forms of payment of Control Fee include wire transfer, interbank transfer, ACH, business check, money order, or cashier's check. VBH's failure to pay the first month's Control Fee in accordance with the terms of this Agreement is a default of this Agreement. Owner will apply all moneys received from VBH first to any non-Control Fee obligations of VBH.

7.   **Control Fee Adjustments.** From time to time during the term of this Agreement, Owner and VBH may agree to adjust the Control Fee to an amount mutually acceptable to Owner and VBH.

8.   **Utilities.** The Control Party will pay or cause to be paid all fees and costs for all utilities, including electricity, gas, water, wastewater, telephone, alarm-monitoring systems, and cable television, and for all costs for connecting or activating utilities during the term of this Agreement.

9.   **Use of Property.** The Control Party will use the Property as a single-family residence only. If VBH exercises the Control Option, Owner acknowledges and agrees that VBH may enter into sub-Control Agreements with respect to the Property (who may in turn likewise grant third parties the right to control and occupy the property), and that at all times, the Property will be used only as a single-family residence.

10.   **Owners' Association Rules.** The Control Party will comply with all owners' association rules and restrictive covenants affecting the Property. If VBH exercises the Control Option, then VBH will reimburse Owner for any fines or other charges assessed against Owner for VBH's violation of such rules or covenants.

11.   **Access by Owner.** Owner or anyone authorized by Owner may enter the Property by reasonable means at reasonable times, without notice, to (i) inspect the Property for condition, (ii) make repairs, (iii) show the Property to prospective occupants, purchasers, governmental inspectors, fire marshals, lenders, appraisers, or insurance agents, (iv) exercise a contractual or statutory lien, (v) leave written notices, or (vi) seize nonexempt property after an event of default.

12.   **Move-In Condition.** VBH has inspected and accepts the Property **AS IS** except for conditions materially affecting the safety or health of ordinary persons or unless expressly noted otherwise in this Agreement. Owner has made no express or implied warranties about the condition of the Property and no agreements have been made about future repairs unless specified in this Agreement. VBH is advised to prepare a written document noting any defects in or damage to the Property and deliver it to Owner within forty-eight (48) hours after VBH's exercise of the Control Option. VBH's failure to timely deliver the document will be deemed as VBH's acceptance of the Property in a clean and good condition, with no defects or damage. No such document is a request for maintenance or repairs.

13.   **Property Maintenance and Repairs.** Owner will be responsible for all maintenance and routine repairs of the Property, except for damage caused by VBH or VBH's guests, family, or occupants, if VBH exercises the Control Option, which is governed by Section 14 below. If VBH exercises the Control Option, then VBH will use reasonable diligence in the care of the Property and agrees to accept such risk and to take all reasonable and proper measures to ensure the safety of VBH, its invitees, guests, agents or licensees from injury or loss. If VBH exercises the Control Option, then VBH will surrender the Property at the end of this Agreement or any renewal period in the same condition as when received, except for normal wear and tear. Normal wear and tear means deterioration that occurs without negligence, carelessness, accident, or abuse. Any items installed by VBH, including but not limited to additional smoke alarms, locks, fixtures, alarm systems, and cables, will become the property of Owner.

14.   **Liability.** Except as required by applicable law, Owner will not be responsible to VBH or VBH's guests, family, or occupants for any damages, injuries, or losses to person or property caused by fire, flood, water leaks, ice, snow, hail, winds, explosion, smoke, interruption of utilities, theft, burglary, robbery, assault, vandalism, other persons, condition of the Property, or other occurrences or casualty losses, unless the damage or injury is caused by the gross negligence or willful misconduct of Owner. VBH will promptly reimburse Owner for any loss, property damage, or cost of repairs or service to the Property caused by negligence or by improper use by VBH or VBH's guests, family, or occupants, unless VBH has made repairs under the procedures in this Agreement. Owner may require advance payment of repairs for which VBH is liable. If VBH exercises the Control Option, then VBH should secure VBH's own insurance coverage for protection against liabilities and losses.

15.   **Assignment and Sub-agreements.** Provided that no Event of Default shall have occurred and be continuing, VBH may assign or grant third parties the right to occupy the Property without Owner's prior consent. Under no circumstances will VBH be released from VBH's obligations in this Agreement by virtue of an assignment or grant of occupancy rights to third parties.

16.   **Subordination.** This Agreement, VBH's occupancy rights hereunder, and all rights of VBH related to this Agreement or VBH's occupancy rights in the Property are and will be automatically subject, subordinate, and inferior to any lien or encumbrance now or later placed on the Property by Owner, to all advances made under any lien or encumbrance, to the interest payable on any lien or encumbrance, and to any and all renewals and extensions of any lien or encumbrance. This clause will be self-operative, but on Owner's request, VBH will execute a commercially reasonable subordination agreement in favor of holder(s) of any lien or encumbrance. Instead of having any lien or encumbrance be superior to this Agreement, a holder of any lien or encumbrance will have the right at any time to subordinate its lien or encumbrance to this Agreement. If requested by a successor-in-interest to all or part of Owner's interest in this Agreement, VBH will, without charge, attorn to the successor-in-interest. VBH will, within five (5) days after receiving a written request from Owner, execute and deliver an estoppel certificate satisfactory to Owner to those parties as reasonably requested by Owner. Owner's agent or any other broker to this transaction has not received any notice and does not have any knowledge that Owner is delinquent in payment of any lien against the Property or that the Property is posted for foreclosure.

17.   **Condemnation.** If, during the term or any renewal of this Agreement, all of the Property is taken for any public or quasi-public use under any law, ordinance, regulation, or right of eminent domain, or is sold to the condemning authority under threat of condemnation, this Agreement will terminate, and the Control Fee will be abated during the unexpired term of this Agreement, effective as of the date of taking. If less than all the Property is taken for any public or quasi-public use under any law, ordinance, regulation, or right of eminent domain, or is sold to the condemning authority under threat of condemnation, Owner may, at its sole option, either terminate this Agreement or restore and reconstruct the Residence and other improvements situated on the Property at Owner's expense. If Owner does not terminate this Agreement but restores and reconstructs the Residence and other improvements situated on the Property, the Control Fee payable during the unexpired portion of this Agreement will be adjusted equitably. Any awards or payments made as a result of condemnation or eminent domain will be the sole property of Owner.

18.   **Casualty Loss.** If, in Owner's opinion, the Property is substantially damaged by fire or other casualty loss, Owner may terminate this Agreement on reasonable notice to VBH. Control Fee will be prorated to the date of termination and any deposit refunded less permitted deductions. Any proceeds, payment for damages, settlements, awards, or other amounts paid because of a casualty loss to the Property will be the sole property of Owner.

19.   **Time of Essence.** Time is of the essence in this Agreement.

20.   **Governing Law.** This Agreement will be governed by and interpreted under the laws of the state in which the Properties are located, regardless of any conflict-of-law rules. All obligations of this Agreement are to be performed in the county in which the Property is located. In any lawsuit involving contractual or statutory obligations of Owner or VBH, the prevailing party will be entitled to recover attorney fees and all other costs of litigation from the nonprevailing party. All amounts in any judgment will bear ten percent (10%) interest from the due date. Unless otherwise stated in this Agreement, all amounts owed by VBH are due on demand.

21.   **Attorney Fees.** If Owner or VBH is a prevailing party in any legal proceeding brought as a result of a dispute under this Agreement, that party will be entitled to recover from the non-prevailing party all costs of the proceeding and reasonable attorney fees, unless otherwise specifically prohibited by statute. The term "prevailing party" means the party that the court determines is the prevailing party, regardless of whether that party obtains any monetary, declaratory, injunctive, equitable, or nominal relief. For monetary claims, no award of damages is necessary for the court to determine that the party has prevailed. For nonmonetary claims, no equitable relief is necessary for the court to determine that the party has prevailed.

22.   **Exhibits.** **Exhibit A** (Schedule of Property) is incorporated into this Agreement as if fully stated in this Agreement.

23.   **Entire Agreement, Binding Effect, Waivers.** This Agreement represents the entire agreement between Owner and VBH. All understandings, discussions, and agreements previously made between the parties, written or oral, are superseded by this Agreement, and neither party is relying on any warranty, statement, or representation not contained in this Agreement. This Agreement will not be changed unless by written agreement. Any clause or addendum in this Agreement declared invalid by law will not terminate or invalidate the rest of this Agreement. This Agreement will be binding on and inure to the benefit of the parties to this Agreement and their respective heirs, executors, administrators, legal representatives, successors, and permitted assigns. Owner's past delay, waiver, or non-enforcement of acceleration, contractual or statutory lien, Control Fee due date, or any other right will not be deemed to be a waiver of any other breach by VBH or any other term, condition, or covenant in this Agreement.

24.   **Notices.** Any notice, demand or request required or permitted to be given under this Agreement shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address as set forth on the signature page, as subsequently modified by written notice.

25.   **Single, Indivisible Agreement.** This Agreement constitutes one indivisible Agreement of the Property and not separate Agreements governed by similar terms. The Property constitutes one economic unit, and the Control Fee and all other provisions have been negotiated and agreed upon based on a right for VBH to elect to cause the demise of all of the Property to VBH as a single, composite, inseparable transaction and would have been substantially different had separate agreements or a divisible agreement been intended. Except as expressly provided in this Agreement for specific, isolated purposes (and then only to the extent expressly otherwise stated), all provisions of this Agreement apply equally and uniformly to all components of the Property collectively as one unit. The parties intend that the provisions of this Agreement shall at all times be construed, interpreted and applied so as to carry out their mutual objective to create an indivisible Agreement of all of the Property and, in particular but without limitation, that, for purposes of any assumption, rejection or assignment of this Agreement, this is one indivisible and non-severable Agreement and executory contract dealing with one legal and economic unit and that this Agreement must be assumed, rejected or assigned as a whole with respect to all (and only as to all) of the Property. The parties may elect to amend this Agreement from time to time to modify the boundaries of the Property, to exclude one or more components or portions thereof, and/or to include one or more additional components as part of the Property, and any such future addition to the Property shall not in any way change the indivisible and non-severable nature of this Agreement and all of the foregoing provisions shall continue to apply in full force. Furthermore, under certain circumstances, one or more of the Residences hereunder may be removed from this Agreement and the corresponding portion of the Property will no longer be part of the Property and such reduction of the Property shall not in any way change the indivisible and non-severable nature of this Agreement and all of the foregoing provisions shall continue to apply in full force with respect to the balance of the Property. For the avoidance of doubt, the parties acknowledge and agree that this Section 25 is not intended to and shall not be deemed to limit, vitiate or supersede anything contained in Section 22 hereof.

26.   **Removal and Addition of Properties**.

(a)   In the event that, during the term of this Agreement, Owner identifies additional property as being available for occupancy by VBH and under the terms of this Agreement, and VBH accepts the addition of such property in writing, such additional property shall automatically constitute additional Property that VBH may elect to control and occupy under the terms of this Agreement without further action or amendment hereto, except for the revisions set forth in Section 26(c).

(b)   In the event that, during the term of this Agreement, an event occurs which results in a Property no longer being subject to this Agreement, then this Agreement and VBH's obligation to pay Control Fee hereunder and all other obligations of Owner and VBH hereunder shall adjust proportionately, and **Exhibit A** shall be revised in accordance with Section 26(c).

(c)   Contemporaneously with any of the events set forth in this Section 26, Owner shall prepare or cause to be prepared a revised **Exhibit A**, and make the same available to VBH for VBH's written approval.

27.   **Amendment**. This Agreement may not be amended except by a written agreement executed by all parties hereto.

28.   **Fair Market Value.** Any time the term "fair market value" or similar terms are used in this Agreement, such value shall be determined by (or established based upon a methodology determined by) mutual agreement of Contributor(s) and VBH.

THIS IS INTENDED TO BE A LEGAL AGREEMENT BINDING AFTER FINAL ACCEPTANCE. READ IT CAREFULLY. IF YOU DO NOT UNDERSTAND THE EFFECT OF THIS AGREEMENT, CONSULT AN ATTORNEY BEFORE SIGNING.

[*Signature page follows.*]

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

VBH:

VICTORYBASE HOLDINGS, LLC

By: _____
      Thomas Paquin, President

Address: ▉▉▉▉▉
              ▉▉▉▉▉

OWNER:

[_____]

By: _____
Name: _____
Title: _____

Address: _____
              _____

CONTRIBUTOR(S):

VICTORYBASE RE, LLC

By: _____
Name: _____
Title: _____

Address: _____
              _____

MASTER CONTROL AND CONTRIBUTION AGREEMENT

<u>**Exhibit A**</u>

Schedule of Property

<u>**No.**</u>	<u>**Street Address of Property**</u>	<u>**Commencement Date**</u>	<u>**Monthly Control Fee**</u>